Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation
Globavend Associates Limited	British Virgin Islands
Globavend (HK) Limited	Hong Kong
Globavend Warehouse Limited	Hong Kong